Fierce Foundry Balance Sheet 2024

Fierce Foundry LLC

As of Dec 31, 2024

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Cash	2,490.00
FIERCE FOUNDRY LLC (8956) - 1	79,553.00
Total for Bank Accounts	**$82,043.00**
Accounts Receivable	
Accounts Receivable (A/R)	1,000.00
Total for Accounts Receivable	**$1,000.00**
Other Current Assets	
Payments to deposit	0.00
Total for Other Current Assets	**$0.00**
Total for Current Assets	**$83,043.00**
Total for Assets	**$83,043.00**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Spark Cash Select (7949) - 2	1,454.52
Total for Credit Cards	**$1,454.52**
Other Current Liabilities	
Sales tax to pay	0.00
Total for Other Current Liabilities	**$0.00**
Total for Current Liabilities	**$1,454.52**
Long-term Liabilities	
Debt- Wefunder	109,067.68
Total for Long-term Liabilities	**$109,067.68**
Total for Liabilities	**$110,522.20**
Equity	
Capital Contributions	1,500.00
Opening balance equity	7,150.00
Retained Earnings	
Net Income	-36,129.20
Total for Equity	**-$27,479.20**
Total for Liabilities and Equity	**$83,043.00**